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CUSIP No. 007865108                    13G                          Page 1 of 6
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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                AEROPOSTALE, INC.
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                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
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                         (Title of Class of Securities)


                                    007865108
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                                 (CUSIP Number)


                                DECEMBER 31, 2003
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             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]   Rule 13d-1(b)

[ ]   Rule 13d-1(c)

[X]   Rule 13d-1(d)


------------------


      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 007865108                    13G                          Page 2 of 6
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   1    NAMES OF REPORTING PERSONS:
        Geiger Family 1999 Irrevocable GST Trust

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [ ]
                                                                     (b) [ ]
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    CITIZENSHIP OR PLACE OF ORGANIZATION

              Pennsylvania
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  NUMBER OF      5    SOLE VOTING POWER
   SHARES
BENEFICIALLY               1,409,304
  OWNED BY       ---------------------------------------------------------------
    EACH         6    SHARED VOTING POWER
  REPORTING
   PERSON                  0
    WITH         ---------------------------------------------------------------
                 7    SOLE DISPOSITIVE POWER

                           1,409,304
                 ---------------------------------------------------------------
                 8    SHARED DISPOSITIVE POWER

                           0
--------------------------------------------------------------------------------
   9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,409,304
--------------------------------------------------------------------------------
  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES                                                           [ ]
--------------------------------------------------------------------------------
  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

              3.8%
--------------------------------------------------------------------------------
  12    TYPE OF REPORTING PERSON

              00
--------------------------------------------------------------------------------
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CUSIP No. 007865108                    13G                          Page 3 of 6
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   1    NAMES OF REPORTING PERSONS:
        Stephen A. Geiger

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [ ]
                                                                     (b) [ ]
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
--------------------------------------------------------------------------------
  NUMBER OF      5    SOLE VOTING POWER
   SHARES
BENEFICIALLY               1,460,366
  OWNED BY       ---------------------------------------------------------------
    EACH         6    SHARED VOTING POWER
  REPORTING
   PERSON                  0
    WITH         ---------------------------------------------------------------
                 7    SOLE DISPOSITIVE POWER

                           1,460,366
                 ---------------------------------------------------------------
                 8    SHARED DISPOSITIVE POWER

                           0
--------------------------------------------------------------------------------
   9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,460,366
--------------------------------------------------------------------------------
  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES*                                                          [ ]
--------------------------------------------------------------------------------
  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

              3.9%
--------------------------------------------------------------------------------
  12    TYPE OF REPORTING PERSON*

              IN
--------------------------------------------------------------------------------
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CUSIP No. 007865108                    13G                          Page 4 of 6
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ITEM 1(A)   NAME OF ISSUER:

            Aeropostale, Inc.

ITEM 1(B)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            112 West 34th Street, 22nd Floor
            New York, NY 10120

ITEM 2(A)   NAME OF PERSON FILING:

            This Schedule 13G is being jointly filed by the following persons pursuant to Rule 13-d(k)(1) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities and Exchange Act of 1934, as amended (the "Act"): the Geiger Family 1999 Irrevocable GST Trust (the "Geiger Family Trust") and Stephen A. Geiger.

ITEM 2(B)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

            The address of the principal business office of the Geiger Family Trust and Stephen A. Geiger is 166 East 63rd Street, New York, New York 10021.

ITEM 2(C)   CITIZENSHIP:

            The Geiger Family Trust is organized under the laws of the Commonwealth of Pennsylvania. Stephen A. Geiger is a citizen of the United States.

ITEM 2(D)   TITLE OF CLASS OF SECURITIES:

            Common Stock, par value $.01 per share.

ITEM 2(E)   CUSIP NO.:

            007865108

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

            Not Applicable.

ITEM 4      OWNERSHIP:

            (a)-(c) Stephen A. Geiger directly owns 51,062 shares of Common Stock of the Issuer. As the sole trustee for the Geiger Family Trust, Mr. Geiger has the power to vote or direct the vote and to dispose or direct the disposition of the 1,409,304 shares of Common Stock of the Issuer held by the Geiger Family Trust. Mr. Geiger, therefore, may be deemed to have beneficial ownership of an aggregate of 1,460,366 shares of Common Stock, which constitute approximately 3.9% of the outstanding Common Stock. Mr. Geiger disclaims beneficial ownership of all shares held in the Geiger Family Trust. All of the percentages calculated in this
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CUSIP No. 007865108                    13G                          Page 5 of 6
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Schedule 13G are based upon an aggregate of 37,497,721 shares of Common Stock outstanding as of December 1, 2003.

ITEM 5      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

ITEM 6      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

            Not applicable.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

            Not applicable.

ITEM 8      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

            Not applicable.

ITEM 9      NOTICE OF DISSOLUTION OF GROUP:

            Not applicable.

ITEM 10     CERTIFICATION:

            By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
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CUSIP No. 007865108                    13G                          Page 6 of 6
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                                    SIGNATURE

            After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:  February 17, 2004

                                        GEIGER FAMILY 1999 IRREVOCABLE GST TRUST



                                        By:    /s/  Stephen A. Geiger
                                               -----------------------------
                                        Name:  Stephen A. Geiger
                                        Title: Trustee


                                        /s/  Stephen A. Geiger
                                        ------------------------------------
                                        Stephen A. Geiger